Filed by SunTrust Banks, Inc.
                                  Pursuant to Rule 425 under the Securities
                                  Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                  Subject Company: Wachovia Corporation
                                  Commission File No. 1-9021

                                  Date: June 19, 2001

               LETTER DELIVERED TODAY TO THE 100 LARGEST
               INSTITUTIONAL SHAREHOLDERS OF WACHOVIA
               CORPORATION AND TO CERTAIN CORPORATE GOVERNANCE ORGANIZATIONS.

               DOCUMENT MADE AVAILABLE TO SUNTRUST EMPLOYEES TODAY.


THE FOLLOWING LETTER WAS DELIVERED TODAY TO THE 100 LARGEST INSTITUTIONAL SHAREHOLDERS OF WACHOVIA CORPORATION AND TO CERTAIN CORPORATE GOVERNANCE ORGANIZATIONS.

                    [Letterhead of SunTrust Banks, Inc.]


June 18, 2001

         RE:  YOUR INVESTMENT IN WACHOVIA CORPORATION

Dear Institutional Investor:

I would like to bring to your attention a disturbing new development in the tactics employed by Wachovia and First Union to prevent consideration of SunTrust's merger proposal, which we believe is superior to First Union's. AS DESCRIBED BELOW, FIRST UNION AND WACHOVIA MANAGEMENT RECENTLY ENGINEERED OVERNIGHT CHANGES TO NORTH CAROLINA LAW THAT TRAMPLE ON FUNDAMENTAL SHAREHOLDER RIGHTS.

As you may know, SunTrust recently submitted a proposal for consideration at Wachovia's upcoming shareholders meeting. The proposal sought to amend Wachovia's bylaws to permit holders of 10% or more of Wachovia's shares to call a special shareholders meeting, in accordance with the applicable provisions of North Carolina law. Our goal was to empower Wachovia shareholders to call a special meeting in the event that the First Union merger is voted down and Wachovia continues to refuse to consider our proposal.

Rather than permit Wachovia's shareholders to vote on the proposal, First Union, with the active support of Wachovia, prevailed upon the North Carolina Legislature to disallow bylaws allowing shareholders to call special meetings. This reduction of shareholder rights was passed without the benefit of public hearings or any other procedural safeguards to ensure that the public interest was served. Under the amendment, signed into law by Governor Easley on June 14 only 48 hours after the legislation was first proposed, shareholders of North Carolina corporations can now call a special meeting only if the company's charter specifically permits.

THIS NEW PROVISION EFFECTIVELY ELIMINATES THE ABILITY OF WACHOVIA
SHAREHOLDERS TO CALL A SPECIAL MEETING FOR ANY PURPOSE, INCLUDING THE ELECTION OF DIRECTORS WHO MAY SUPPORT A SUPERIOR TRANSACTION. UNDER NORTH CAROLINA LAW, WACHOVIA'S BOARD OF DIRECTORS MUST FIRST APPROVE CHARTER AMENDMENTS BEFORE SHAREHOLDERS CAN VOTE ON THEM.

Of course, First Union and Wachovia's actions affect not only Wachovia shareholders -- they diminish shareholder rights at all publicly-held corporations organized in North Carolina. Commentators have noted that the amendment could inhibit shareholder efforts to remove incompetent, entrenched management, among other things.

TO ADD INSULT TO INJURY, KEN THOMPSON, FIRST UNION'S CHAIRMAN AND CEO, DESCRIBED THIS EXTRAORDINARY EVISCERATION OF SHAREHOLDER RIGHTS AS "CLOS[ING] LOOPHOLES IN NORTH CAROLINA LAW...".

These desperate efforts follow upon Wachovia's refusal to turn over shareholder records so that we could communicate directly with Wachovia's shareholders concerning our superior proposal. Management's intransigence required us to go to court to uphold our rights. Fortunately, the court has just ruled that Wachovia's position is contrary to public policy and ordered Wachovia to give us that information.

Actions speak louder than words. Wachovia and First Union's actions shout their contempt for the legitimate rights of Wachovia's shareholders. We urge you to express your dissatisfaction by communicating directly with senior management and the Directors at Wachovia and First Union and by voting AGAINST the Wachovia/First Union merger at the upcoming shareholders meeting.

Sincerely,

/s/ L. Phillip Humann

L. Phillip Humann
Chairman, President and
Chief Executive Officer


On June 18, 2001, SunTrust filed with the Securities and Exchange Commission ("SEC") a revised preliminary proxy statement for solicitation of proxies from Wachovia stockholders in connection with the Wachovia 2001 Annual Meeting of stockholders (the "Preliminary Proxy Statement"). Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The proxy statement, the registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to:
SunTrust, 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753). SunTrust, its directors and executive officers and certain other persons may be deemed to be "participants" in SunTrust's solicitation of proxies from Wachovia stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in SunTrust's Preliminary Proxy Statement.



                                   ******

THE FOLLOWING DOCUMENT WAS MADE AVAILABLE TO SUNTRUST EMPLOYEES
TODAY.

                WACHOVIA MERGER PROPOSAL QUESTIONS & ANSWERS

1. WHY DOES THIS TRANSACTION MAKE SENSE FOR SUNTRUST?
The combination of SunTrust and Wachovia is a compelling transaction. It will create a Southeastern financial services company with strong positions in seven contiguous high-growth states and a powerful franchise in key business lines including retail banking, commercial banking, corporate and investment banking and wealth management. Moreover, the companies have complementary cultures and both share a commitment to their local markets, service quality and relationship-based banking.

2. WHY ARE WE MAKING THIS MERGER PROPOSAL NOW?
We are making this merger proposal now because we believe it offers superior value to both Wachovia and SunTrust shareholders than the proposed First Union transaction.

3. HOW IS IT GOING SO FAR?
As we get ready to move into the next phase of this contest, we feel good about how things are going and are encouraged by the reaction we've gotten.

4. WHY DOES SUNTRUST BELIEVE ITS PROPOSAL IS SUPERIOR TO FIRST UNION'S PROPOSAL FOR WACHOVIA?
Under our proposal, Wachovia shareholders would receive a better-performing security as well as a simpler and better dividend from a well capitalized company. Employees would benefit from a simpler integration process and by being part of an organization that prides itself on the highest customer service standards. Customers should experience less disruption, and many communities would face fewer job losses and branch closings, especially in North and South Carolina where SunTrust does not currently operate retail branches.

5. SUNTRUST'S SHARE PRICE IS DOWN. DO YOU BELIEVE YOUR PROPOSED DEAL IS STILL BETTER THAN FIRST UNION'S?
No question the spread has narrowed between us and First Union/Wachovia, but it's still to be seen where it will wind up. Investors are certainly interested in price, but currency, dividend and the prospect of merger integration are also cited as big issues.

6. HOW LONG COULD THIS GO ON?
We just can't say because there are a number of variables, however we're looking forward to August 3rd when Wachovia shareholders will have a chance
- their first - to express their preference. Our hope is that they will vote against the First Union deal and that this will compel the Wachovia Board to talk with us, which is what we've been asking for since the beginning. We strongly prefer a negotiated transaction that could be consummated quickly.

7. IF THIS DOES GO ON FOR A LONG TIME, IS THERE A RISK IT WILL DIVERT MANAGEMENT ATTENTION FROM OUR OTHER PRIORITIES?
It's actually a fairly small team that is focused on this proposed transaction. Under our operating model, managers and employees throughout the organization will continue to focus on serving customers and implementing our sales, efficiency and other programs at the same high standards as always.

8. WHAT DOES THIS TRANSACTION MEAN FOR SUNTRUST'S EARNINGS?
The transaction is expected to be slightly accretive to SunTrust's earnings per share on a cash basis in 2002, excluding one-time merger-related charges, and increasingly accretive on a cash basis thereafter.

9. HOW WILL THE PROPOSED MERGER INTEGRATION WORK?
Integration details would be worked out in a finalized integration plan we would hope to develop in concert with Wachovia. Until then, we are unable to provide a lot of specifics. That said, SunTrust is assuming a conservative implementation plan based on the successful Crestar merger, with an emphasis on customer and revenue retention, as well as maintaining customer service quality standards during systems conversions. We are confident we can integrate SunTrust's and Wachovia's complementary and overlapping businesses without the customer disruption and other problems that often accompany large bank mergers.

10. WHAT WILL BE THE COMBINED ENTITY'S NAME? ITS HEADQUARTERS? ITS CEO? The combined entity will be SunTrust. The combined company would be headquartered in Atlanta, and Winston-Salem would become the headquarters for our new Carolinas banking franchise. SunTrust CEO Phil Humann would be CEO in the combined company.

11. WHAT DOES THIS TRANSACTION MEAN FOR CUSTOMERS?
Our proposal has no immediate impact on customers. Looking ahead, both SunTrust and Wachovia share a strong customer focus; we believe bringing together these two leading players in the Southeast market will deliver additional value to customers of both companies. We will have an even stronger organization, with a full range of products to meet customers' current needs and enhanced resources to permit greater investment in new product development.

12. CONCERNING EXPANDED GEOGRAPHIC COVERAGE, HOW DOES SUNTRUST'S MOVE INTO NEW MARKETS HELP ITS CUSTOMERS - AS WELL AS WACHOVIA'S?
A presence in North and South Carolina not only enhances SunTrust's market opportunity but it also benefits our clients who operate businesses across these state lines. The ability to consolidate multiple operating accounts with a single financial institution is a win for our clients. We are also convinced that our approach to servicing clients will be a differentiating factor in North and South Carolina and provide an approach to relationships that matches their expectations. In essence, SunTrust, like Wachovia, intends to fill the relationship void that we believe First Union and Bank of America have chosen to ignore. We believe First Union has a transactional approach to business and Bank of America has restricted its focused to mostly large, very high-end clients.

13. WILL THERE BE BRANCH CLOSINGS?
At this point, we anticipate consolidation of between 150-175 branches out of a total of approximately 1,800. Pending finalization of integration plans, it's premature to comment on specific locations. Minimizing customer inconvenience and redeploying branch employees will be primary considerations in making these decisions.

14. WILL THERE BE EMPLOYEE LAYOFFS? IF SO, HOW MANY EMPLOYEES WILL BE AFFECTED, IN WHAT LOCATIONS, AND WHEN?
In a proposed SunTrust/Wachovia combination, we anticipate eliminating approximately 4,000 positions, far fewer than the 7,000 jobs to be lost under the proposed First Union merger. As with other integration-related issues, it is far too early to discuss specific locations, functions or timing. We can say, however, that we would expect attrition to account for a good part of any job eliminations. For those employees whose jobs are impacted by the merger, we are committed to providing competitive severance and job-seeking support.

15. WHY DOES SUNTRUST BELIEVE ITS OFFER IS BETTER FOR WACHOVIA EMPLOYEES? The existing Wachovia branch structure would remain essentially intact throughout the Carolinas. Within overlapping markets, SunTrust would strive to maintain existing client relationships with as little disruption to service personnel as possible. SunTrust has made a public commitment to place Wachovia leaders in positions of authority. This point is further influenced by the fact that our sales and personnel cultures are so similar.

16. IT'S BEEN SAID THAT SUNTRUST IS A BETTER "CULTURAL FIT" FOR WACHOVIA COMPARED TO FIRST UNION. WHAT DOES THIS MEAN?
We believe this is a reality that is supported by the market, our clients, and our employees. It is evident in our focus on relationships. That relationship focus manifests itself in a local market orientation, a single/local/dedicated relationship manager, a team of financial specialists to assist the relationship manager, and our commitment to long-term relationships. The bottom line is that we believe Wachovia clients will feel less of an impact in a SunTrust merger versus a First Union merger.

17. WHY DOES THERE SEEM TO BE SO MUCH HOSTILITY BETWEEN THE PARTIES? Although there's been a lot of back and forth - dueling press releases, legal moves, etc. - we would like to think that we've been taking the high road. Proxy contests are by definition adversarial, harsh in tone and tactic. But that's the process by which these things are worked out. We are prepared to participate fully in that process and believe it's the right thing to do for our shareholders - and Wachovia's. SunTrust's preference all along has been to negotiate a mutually beneficial transaction with Wachovia.

18. WHAT IS YOUR OBJECTIVE IN THE PROXY BATTLE?
There are two competing merger offers on the table. No merger with anyone has been approved by Wachovia shareholders or regulators. We obviously believe, and many observers seem to have agreed, that our proposal is superior to First Union's. We're looking forward to August 3rd when Wachovia shareholders will have a chance - their first - to express their preference. Our hope is that they will vote against the First Union deal and that this will compel the Wachovia Board to talk with us, which is what we've been asking for since the beginning.

19. ARE WE CONCERNED ABOUT OTHER BIDDERS?
We're confident that we've made a compelling proposal that would provide superior value to Wachovia shareholders. Moreover, we firmly believe that SunTrust is the most logical candidate to combine with Wachovia. Beyond that, we can't speculate on what may or may not happen.

20. IF WE FAIL TO COMPLETE THIS DEAL, WHAT DOES IT MEAN FOR SUNTRUST? While the SunTrust-Wachovia combination would certainly accelerate our growth strategy, SunTrust is in great shape, with an extremely strong franchise, leading positions in its markets, and excellent performance and growth prospects on its own.

21. IF THIS DOESN'T WORK OUT, WILL SUNTRUST TURN ITS ATTENTION TO OTHER MERGER CANDIDATES?
At this time, our focus is solely on Wachovia. SunTrust is not interested in merging simply for the sake of getting bigger. With or without Wachovia, SunTrust is a strong, successful and profitable company, however we are always exploring business opportunities that mesh well with our long-term strategic vision.

-----------------------------------------------------------
Note: The following notice is included to meet certain legal requirements:
This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust and Wachovia, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger;
(5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made. On June 12, 2001 SunTrust filed with the Securities and Exchange Commission ("SEC") a revised preliminary proxy statement for solicitation of proxies from Wachovia stockholders in connection with the Wachovia 2001 annual meeting of stockholders. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The proxy statement, the registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to:
SunTrust, 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753). SunTrust, its directors and executive officers and certain other persons may be deemed to be "participants" in SunTrust's solicitation of proxies from Wachovia stockholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in SunTrust's revised preliminary proxy statement on Schedule 14A, filed with the SEC on June 12, 2001.